Shanda Games Reports Fourth Quarter and Full Year 2011 Unaudited Results

-11Q4 Net Revenues Increased 17.7% YoY to US$215.2 million,
GAAP Diluted Earnings per ADS US$0.17

-Full Year 2011 Net Revenues Increased 17.3% YoY to US$838.3 million,
GAAP Diluted Earnings per ADS US$0.70

Hong Kong, China—February 21, 2012—Shanda Games Limited (“Shanda Games” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2011.

Q4 2011 Non-GAAP Financial Highlights
•	Net revenues were RMB1,356.0 million (US$215.2 million), up 17.7% YoY and 0.2% QoQ.

• Gross profit was RMB863.9 million (US$137.1 million), up 18.3% YoY and 0.5% QoQ. Gross margin was 63.7%, up from 63.4% in Q4 2010 and 63.5% in Q3 2011.

• Operating income was RMB443.0 million (US$70.3 million), up 13.5% YoY and 2.3% QoQ. Operating margin was 32.7%, compared with 33.9% in Q4 2010 and 32.0% in Q3 2011.

• Net income attributable to ordinary shareholders was RMB335.5 million (US$53.3 million), down 20.5% YoY and 16.9% QoQ, primarily due to a RMB134.0 million (US$21.3 million) accrued withholding tax associated with dividends distribution from the Company’s subsidiaries to their holding companies overseas.

• Earnings per diluted American Depositary Share (“ADS”) were RMB1.20 (US$0.19), compared with RMB1.50 in Q4 2010 and RMB1.42 in Q3 2011.

Q4 2011 GAAP Financial Highlights
•	Net revenues were RMB1,356.0 million (US$215.2 million), up 17.7% YoY and 0.2% QoQ.

— Online game revenues generated in China were RMB1,262.0 million (US$200.3 million), up 14.4% YoY and down 1.5% QoQ.

— Other revenues were RMB94.0 million (US$14.9 million), up 89.1% YoY and 30.4% QoQ.

• Gross profit was RMB834.3 million (US$132.4 million), up 19.0% YoY and 0.5% QoQ. Gross margin was 61.5%, up from 60.8% in Q4 2010 and 61.3% in Q3 2011.

• Operating income was RMB400.9 million (US$63.6 million), up 23.4% YoY and 10.9% QoQ. Operating margin was 29.6%, up from 28.2% in Q4 2010 and 26.7% in Q3 2011.

• Net income attributable to ordinary shareholders was RMB304.3 million (US$48.3 million), down 17.0% YoY and 11.2% QoQ, primarily due to a RMB134.0 million (US$21.3 million) accrued withholding tax associated with dividends distribution from the Company’s subsidiaries to their holding companies overseas.

• Earnings per diluted ADS were RMB1.08 (US$0.17), compared with RMB1.30 in Q4 2010 and RMB1.20 in Q3 2011.

Q4 2011 Operating Highlights

• Average Monthly Active Users (average MAUs) for games operated in China were 20.4 million in Q4 2011, compared with 21.0 million in Q3 2011.

• Average Monthly Paying Users (average MPUs) for games operated in China were 4.5 million in Q4 2011, compared with 4.6 million in Q3 2011.

• Monthly Average Revenue per Paying User (ARPU) for games operated in China was RMB92.8 in Q4 2011, compared with RMB91.9 in Q3 2011.

Full Year 2011 Non-GAAP Financial Highlights
• • •
Net revenues increased 17.3% YoY to RMB5,281.9 million (US$838.3 million).
Gross profit increased 21.5% YoY to RMB3,344.0 million (US$530.8 million).
Operating income increased 11.4% YoY to RMB1,728.9 million (US$274.3 million).

• Net income attributable to ordinary shareholders was essentially flat YoY at RMB1,476.8 million (US$234.3 million), compared with RMB1,479.7 million in 2010.

• Earnings per diluted ADS were RMB5.20 (US$0.82), compared with RMB5.18 in 2010.

Full Year 2011 GAAP Financial Highlights
•	Net revenues increased 17.3% YoY to RMB5,281.9 million (US$838.3 million).

— Online game revenues generated in China increased 15.2% YoY to RMB4,975.5 million (US$789.6 million).

• •
—Other revenues increased 64.9% YoY to RMB306.4 million (US$48.7 million).
Gross profit increased 20.9% YoY to RMB3,225.9 million (US$512.0 million).
Operating income increased 10.6% YoY to RMB1,474.0 million (US$233.9 million).

• Net income attributable to ordinary shareholders was down 1.9% YoY to RMB1,264.9 million (US$200.7 million).

• Earnings per diluted ADS were RMB4.46 (US$0.70), compared with RMB4.52 in 2010.

“During the fourth quarter of 2011, we again delivered financial results that met our expectations and achieved multiple financial and operational records as our All-Star, All-Platform and All-Region strategy continues to yield strong results,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “We expect great things from our strong portfolio of games, exciting pipeline, growing overseas presence and new platform as our execution of this strategy and our ability to innovate has now produced consecutive quarters of revenue growth.”

“Our revenues have been more diversified as we strive to provide a constant stream of new content. In addition to the successful launch of Mir III in the fourth quarter, we were able to further expand our content offerings by partnering with Snail Game to jointly operate Age of Wushu and licensing RIFT from Trion Worlds for operation in China. We also look forward to the release of Woool II, a major expansion pack of our legacy game Woool this summer. In addition, we continued to make efforts in developing mobile games and launching new technologies that provide ease of access to our games through micro clients. We believe these recent developments combined with the anticipated launches of other high-quality games in our pipeline will ensure the strength of our portfolio and capture the attention of game players across China.”

“The strength of our portfolio and pipeline has also significantly enhanced our global footprint this past quarter. Overseas revenue grew by 30% quarter-over-quarter and 89% year-over-year. This remarkable performance demonstrates our ability to identify and take advantage of opportunities for licensing, publishing and operating games in new regions. In addition to Singapore and the United States, Dragon Nest will soon be available in new regions including Thailand, Indonesia, Russia and Germany. Our licensing business has also accelerated with the successful launch of Legend of Immortals in Taiwan as well as Hades Realm II in Thailand along with plans to push further abroad into Germany and Russia later this year. By approaching each one of our games in a similar, innovative manner, we hope to ensure that they become popular hits that contribute to our portfolio and overseas revenue growth.”

“The year 2011 was one of the busiest and most exciting years in Shanda Games’ history, and we are pleased with where we are today as we look at our prospects for 2012 and beyond. As the online gaming market keeps growing with access in more regions and devices, we will continue to leverage our strong game portfolio, operating expertise and talent to create a richer gaming experience for players around the world.”

Unaudited Non-GAAP Quarterly Results
(in millions, except for per share data)

	Q4 2010	Q3 2011	Q4 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ

Net Revenues	1,152.5	1,352.8	1,356.0	215.2	0.2%

Gross Profit	730.4	859.3	863.9	137.1	0.5%

Operating Income	390.3	433.1	443.0	70.3	2.3%

Government Financial Incentives	124.8	43.6	97.7	15.5	124.1%

Net Income Attributable to Ordinary Shareholders	422.2	403.5	335.5	53.3	-16.9%

Earnings Per Diluted ADS	1.50	1.42	1.20	0.19

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

Unaudited GAAP Quarterly Results
(in millions, except for per share data)

	Q4 2010	Q3 2011	Q4 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ

Net Revenues	1,152.5	1,352.8	1,356.0	215.2	0.2%

Gross Profit	701.0	829.8	834.3	132.4	0.5%

Operating Income	324.9	361.4	400.9	63.6	10.9%

Government Financial Incentives	124.8	43.6	97.7	15.5	124.1%

Net Income Attributable to Ordinary Shareholders	366.6	342.6	304.3	48.3	-11.2%

Earnings Per Diluted ADS	1.30	1.20	1.08	0.17

Quarterly Operating Statistics

	Q1 2011	Q2 2011	Q3 2011	Q4 2011

MAU (in millions)	20.3	24.0	21.0	20.4

MPU (in millions)	4.6	4.4	4.6	4.5

ARPU (RMB)	85.2	94.6	91.9	92.8

Unaudited Non-GAAP Annual Results
(in millions, except for per share data)
	2010	2011
	(RMB)	(RMB)	(US$)	YoY

Net Revenues	4,504.7	5,281.9	838.3	17.3%

Gross Profit	2,752.9	3,344.0	530.8	21.5%

Operating Income	1,552.2	1,728.9	274.3	11.4%

Government Financial Incentives	232.3	185.0	29.4	-20.4%

Net Income Attributable to Ordinary Shareholders	1,479.7	1,476.8	234.3	-0.2%

Earnings Per Diluted ADS	5.18	5.20	0.82

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

Unaudited GAAP Annual Results
(in millions, except for per share data)
	2010	2011
	(RMB)	(RMB)	(US$)	YoY

Net Revenues	4,504.7	5,281.9	838.3	17.3%

Gross Profit	2,667.5	3,225.9	512.0	20.9%

Operating Income	1,332.9	1,474.0	233.9	10.6%

Government Financial Incentives	232.3	185.0	29.4	-20.4%

Net Income Attributable to Ordinary Shareholders	1,288.8	1,264.9	200.7	-1.9%

Earnings Per Diluted ADS	4.52	4.46	0.70

Fourth Quarter 2011 Unaudited Financial Results (GAAP)

Net Revenues. In the fourth quarter of 2011, Shanda Games reported net revenues of RMB1,356.0 million (US$215.2 million), representing an increase of 17.7% from RMB1,152.5 million in the fourth quarter of 2010 and an increase of 0.2% from RMB1,352.8 million in the third quarter of 2011. Online game revenues generated in China and other revenues accounted for 93.1% and 6.9% of total net revenues, respectively.

Net revenues from online games generated in China were RMB1,262.0 million (US$200.3 million), representing an increase of 14.4% from RMB1,102.8 million in the fourth quarter of 2010 and a decrease of 1.5% from RMB 1,280.7 million in the third quarter of 2011. The quarter-over-quarter decrease was primarily due to weaker seasonality with fewer holidays and a decline in revenues from Mir II which reached peak performance during the previous quarter due to the launch of major expansion packs for the game’s 11th anniversary. This was partially offset by an increase in revenues from Dragon Nest and initial revenue contribution from Mir III which was launched on October 30, 2011.

Average MAUs for games operated in China were 20.4 million, compared with 21.0 million in the third quarter of 2011. Average MPUs for games operated in China were 4.5 million, compared with 4.6 million in the third quarter of 2011. The quarter-over-quarter decrease in MAUs and MPUs was mainly due to weaker seasonality in the fourth quarter, since more gamers tend to be active during the third quarter as a result of the Chinajoy promotions and summer holidays.

Monthly ARPU for games operated in China was RMB92.8 in the fourth quarter of 2011, compared with RMB91.9 in the third quarter of 2011.

Other revenues, which primarily represent net overseas revenues generated from game licensing, game operations and advertising, were RMB94.0 million (US$14.9 million) in the fourth quarter of 2011, representing an increase of 89.1% from RMB49.7 million in the fourth quarter of 2010 and an increase of 30.4% from RMB72.1 million in the third quarter of 2011. The quarter-over-quarter increase was mainly due to the first full quarter revenue contribution from overseas operating or licensing of Dragon Nest in Singapore and the United States and Hades Realm II in Taiwan.

Cost of Revenues. Cost of revenues for the fourth quarter of 2011 was RMB521.7 million (US$82.8 million), representing an increase of 15.5% from RMB451.5 million in the fourth quarter of 2010 and a decrease of 0.2% from RMB523.0 million in the third quarter of 2011.

Gross Profit. Gross profit for the fourth quarter of 2011 was RMB 834.3 million (US$132.4 million), representing an increase of 19.0% from RMB701.0 million in the fourth quarter of 2010 and 0.5% from RMB829.8 million in the third quarter of 2011. Gross margin was 61.5% in the fourth quarter of 2011, up from 60.8% in the fourth quarter of 2010 and 61.3% in the third quarter of 2011.

Operating Expenses. Total operating expenses for the fourth quarter of 2011 were RMB433.4 million (US$68.8 million), representing an increase of 15.2% from RMB376.1 million in the fourth quarter of 2010 and a decrease of 7.5% from RMB468.4 million in the third quarter of 2011. Operating expenses represented 32.0% of net revenues, down from 32.6% in the fourth quarter of 2010 and 34.6% in the third quarter of 2011.

Product development expenses increased 38.7% year-over-year and 2.5% quarter-over-quarter to RMB190.3 million (US$30.2 million) in the fourth quarter of 2011. Product development expenses represented 14.0% of net revenues, compared with 11.9% in the fourth quarter of 2010 and 13.7% in the third quarter of 2011.

Sales and marketing expenses increased 2.7% year-over-year and decreased 12.4% quarter-over-quarter to RMB142.3 million (US$22.6 million) in the fourth quarter of 2011. The sequential decrease was primarily due to a seasonal decline in marketing and promotional expenses incurred during the fourth quarter. Sales and marketing expenses represented 10.5% of net revenues, down from 12.0% in the fourth quarter of 2010 and 12.0% in the third quarter of 2011.

General and administrative expenses increased 0.4% year-over-year and decreased 16.1% quarter-over-quarter to RMB100.8 million (US$16.0 million) in the fourth quarter of 2011. The sequential decrease in general and administrative expenses was primarily due to a decline in share-based compensation expenses associated with the resignation of several senior executives who subsequently joined various other subsidiaries under Shanda Interactive Entertainment Limited, the parent company of Shanda Games, in the fourth quarter of 2011. General and administrative expenses accounted for 7.4% of net revenues, compared with 8.7% in the fourth quarter of 2010 and 8.9% in the third quarter of 2011.

Share-based compensation expenses were RMB0.8 million (US$0.1 million) in the fourth quarter of 2011, compared with RMB25.6 million in the fourth quarter of 2010 and RMB30.4 million in the third quarter of 2011.

Operating Income. Operating income for the fourth quarter of 2011 was RMB400.9 million (US$63.6 million), representing an increase of 23.4% from RMB324.9 million in the fourth quarter of 2010 and 10.9% from RMB361.4 million in the third quarter of 2011. Operating margin was 29.6% in the fourth quarter of 2011, up from 28.2% in the fourth quarter of 2010 and 26.7% in the third quarter of 2011.

Government Financial Incentives. Government financial incentives totaled RMB97.7 million (US$15.5 million) in the fourth quarter of 2011, compared with RMB124.8 million in the fourth quarter of 2010 and RMB43.6 million in the third quarter of 2011. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Income Tax Expenses. Income tax expenses for the fourth quarter of 2011 were RMB226.3 million (US$35.9 million), compared with RMB87.2 million in the fourth quarter of 2010 and RMB94.2 million in the third quarter of 2011. The sequential increase in income tax expenses was primarily due to a RMB134.0 million (US$21.3 million) accrued withholding tax associated with dividends distribution from the Company’s subsidiaries to their holding companies overseas. Excluding the accrued withholding tax impact, effective tax rate was 16.9% in the fourth quarter of 2011, compared with 18.9% in the fourth quarter of 2010 and 21.2% in the third quarter of 2011.

Net Income Attributable to Ordinary Shareholders. Net income for the fourth quarter of 2011 was RMB304.3 million (US$48.3 million), representing a decrease of 17.0% from RMB366.6 million in the fourth quarter of 2010 and 11.2% from RMB342.6 million in the third quarter of 2011. Earnings per diluted ADS in the fourth quarter of 2011 were RMB1.08 (US$0.17), compared with RMB1.30 in the fourth quarter of 2010 and RMB1.20 in the third quarter of 2011.

Net Cash. In the fourth quarter of 2011 the Company generated RMB412.7 million (US$65.5 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, was RMB2,160.1 million (US$342.8 million) as of December 31, 2011, compared with RMB3,710.4 million as of September 30, 2011. The sequential decrease was primarily due to a dividend payable of US$289.4 million associated with a special cash dividend announced by the Company in November 2011, partially offset by the cash flow generated from operations during the fourth quarter of 2011.

Full year 2011 Unaudited Financial Results

Net Revenues. Net revenues for the full year 2011 totaled RMB5,281.9 million (US$838.3 million), representing an increase of 17.3% from RMB4,504.7 million in 2010.

Gross Profit. Gross profit for the full year 2011 increased 20.9% year-over-year to RMB3,225.9 million (US$512.0 million). Gross margin was 61.1%, compared with 59.2% in 2010.

Operating Income. Operating income for the full year 2011 increased 10.6% year-over-year to RMB1,474.0 million (US$233.9 million). Operating margin was 27.9%, compared with 29.6% in 2010.

Non-GAAP Operating Income. Non-GAAP operating income for the full year 2011 increased 11.4% year-over-year to RMB1,728.9 million (US$274.3 million). Non-GAAP operating margin was 32.7%, compared with 34.5% in 2010.

Net Income Attributable to Ordinary Shareholders. Net income for the full year 2011 was RMB1,264.9 million (US$200.7 million), representing a 1.9% decrease from RMB1,288.8 million in 2010. Earnings per diluted ADS were RMB4.46 (US$ 0.70), compared with RMB4.52 in 2010.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the full year 2011 was RMB1,476.8 million (US$234.3 million), representing a 0.2% decrease from RMB1,479.7 million in 2010. Non-GAAP earnings per diluted ADS were RMB5.20 (US$ 0.82), compared with RMB5.18 in 2010.

Net Cash. In the full year 2011 the Company generated RMB1,396.7 million (US$221.7 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, was RMB2,160.1 million (US$342.8 million) as of December 31, 2011, compared with RMB2,979.4 million as of December 31, 2010. The decrease was primarily due to a dividend payable of US$289.4 million associated with a special cash dividend announced by the Company in November 2011, partially offset by the cash flow generated from operations during 2011.

Recent Business Highlights

On November 8, 2011, True Digital Plus began open-beta testing for Shanda Games’ 3D fantasy MMORPG Hades Realm II in Thailand.

On January 9, 2012, Shanda Games received a total of twelve awards at the 2011 China Game Industry Annual Conference in recognition of the Company’s outstanding contributions in the online game industry. These awards include:

— — — — — — —
Two of the Top Ten Most Anticipated Online Games: Dragon Ball Online, World Zero
Two of the Top Ten Most Popular Online Games: Dragon Nest, Legend of Immortals
Two of the Top Ten Most Popular Domestic Games: Legend of Immortals, Woool
One of the Top Ten Most Popular Casual Games: Maple Story
One of the Top Ten Most Popular Domestic Mobile Games: Mobile version of Woool
Top Ten Chinese Game Company
Top Chinese Game Company in Overseas Development

— Most Influential Figures in China’s Game Industry: Alan Tan (Chairman and CEO of Shanda Games)

— Newly Promoted Figures in China’s Game Industry: Guang Chen (Producer of Shanda Games)

On January 20, 2012, Shanda Games announced a partnership with Snail Game, a leading online game developer and operator in China, regarding Age of Wushu, a 3D martial-arts adventure MMORPG developed by Snail Game. Pursuant to the partnership, Shanda Games will operate Age of Wushu with Snail Game, when Snail Game will be able to leverage Shanda Games expertise and resources for the game operation in China. Age of Wushu is one of the most anticipated 3D MMORPGs in China in 2012 and has received positive feedback from players during its closed-beta testing in the fourth quarter of 2011.

On February 9, 2012, Shanda Games announced that it has entered into an agreement with Trion Worlds, a leading game publisher and developer, for the exclusive license to operate its highly-anticipated 3D MMORPG “RIFT” in mainland China. RIFT is a fantasy-themed game that offers highly polished game plays and deeply immersive experience to users. It has been well received by gamers since its release in the US and has won numerous recognitions from top game websites and organizations since publication, including “The Best MMO 2011 Award” by IGN.com, “The Best New MMO 2011 Award” by MMOPRG.com and “The Best New Online Game 2011 Award” by the U.S.A. Game Developers Conference (GDC).

On February 9, 2012, GameFlier began open-beta testing for Shanda Games’ 2.5D MMORPG Legend of Immortals in Taiwan.

On February 15, 2012, Frogster began open-beta testing for Shanda Games’ 3D fantasy MMORPG Hades Realm II in Germany.

Special Cash Dividend

On November 28, 2011, the Company’s Board of Directors declared a special one-time cash dividend of US$0.51 per Class A or Class B ordinary share, or US$1.02 per ADS. The special dividend was paid on January 20, 2012 to all shareholders. Pursuant to NASDAQ rules, the ex-dividend date was January 23, 2012, the first business day following the dividend payment date.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on February 22, 2012 Beijing/Hong Kong time (8:00 p.m. on February 21, 2012 Eastern Time), to discuss its fourth quarter results.

Dial-in details for the live conference call are as follows:

U.S. Toll Free: 1866-519-4004
Mainland China Toll Free (for mobile users): 400-620-8038
Mainland China Toll Free (for fixed line users): 800-819-0121
Hong Kong Toll Free: 800-930-346
U.K. Toll Free: 0808-234-6646
International Toll: +65-6723-9381
Passcode: 51434199

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on February 22, 2012 for 7 days.

U.S. Toll Free: 1866-214-5335
International Toll: +61-2-8235-5000
Passcode: 51434199

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB 6.3009 to US$1.00 as published by the People’s Bank of China on December 30, 2011, the last trading day of 2011. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2011 is still in progress. Adjustments to these preliminary financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the future benefits brought by the Company’s “All-Star, All-Platform and All-Region” strategy; the introduction and potential success of new game titles; the expansion into global market; the expansion into micro-clients games and mobile games and the future benefits brought by these games; and the growth potential of online game market, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries; the Company fails to execute its “All-Star, All-Platform and All-Region” strategy; the Company fails to deliver long-term growth and the online game market fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.shandagames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)
	As of	As of	As of
	December 31,	September 30,	December 31,
	2010	2011	2011
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,571.8	1,388.1	1,835.5	291.3
Restricted cash	5.4	337.5	1,284.4	203.8
Short-term investments	597.6	2,025.3	945.0	150.0
Marketable securities	5.4	4.0	3.8	0.6
Accounts receivable, net of allowance for doubtful accounts	48.4	51.8	72.8	11.6
Accounts receivable due from related parties	389.9	338.7	406.0	64.4
Deferred licensing fees and related costs	44.5	27.8	19.8	3.1
Prepayments and other current assets	132.7	180.4	182.0	28.9
Other receivables due from related parties [1]	531.9	939.6	931.3	147.8
Deferred tax assets	66.9	73.7	74.7	11.9

Total current assets	3,394.5	5,366.9	5,755.3	913.4

Time deposit with maturity over one year	1,215.2	—	—	—
Investment in affiliated companies	31.5	30.6	37.9	6.0
Property and equipment	195.4	244.4	230.5	36.6
Intangible assets	1,269.7	1,045.5	994.7	157.9
Goodwill	486.9	492.1	492.1	78.1
Long-term deposits	62.4	46.8	95.1	15.1
Other long term assets	104.4	339.2	326.6	51.8
Non-current deferred tax assets	19.6	21.1	26.4	4.2

Total assets	6,779.6	7,586.6	7,958.6	1,263.1

LIABILITIES
Current liabilities:
Short-term borrowings	—	843.7	858.8	136.3
Accounts payable	64.6	44.5	38.4	6.1
Accounts payable due to related parties	65.3	85.8	77.3	12.3
Licensing fees payable	246.0	156.8	188.2	29.9
Taxes payable	146.4	173.2	190.6	30.2
Deferred revenue	233.7	171.0	173.4	27.5
Other payables and accruals	366.1	361.0	416.0	66.0
Other payables due to related parties [2]	950.7	126.9	125.9	20.0
Dividend Payable	—	—	1,823.4	289.4
Deferred tax liabilities	69.7	27.0	72.9	11.6

Total current liabilities	2,142.5	1,989.9	3,964.9	629.3

Long-term liabilities	30.9	59.1	68.9	10.9
Non-current deferred tax liabilities	297.2	271.6	260.2	41.2
Non-current deferred revenue	50.2	42.6	47.6	7.6

Total liabilities	2,520.8	2,363.2	4,341.6	689.0

Redeemable non-controlling interests	—	14.0	14.0	2.2
SHAREHOLDERS’ EQUITY
Ordinary shares outstanding	567,389,254	566,655,822	560,309,556	560,309,556
ADS equivalent outstanding	283,694,627	283,327,911	280,154,778	280,154,778
Ordinary shares	41.4	41.3	40.9	6.5
Additional paid-in capital	1,419.7	1,552.7	1,561.3	247.8
Statutory reserves	141.6	146.8	147.1	23.3
Accumulated other comprehensive loss	(40.8)	(66.7)	(68.5)	(10.9)
Retained earnings	2,458.1	3,289.6	1,665.0	264.3

Total Shanda Games Limited shareholders’ equity	4,020.0	4,963.7	3,345.8	531.0
Non-controlling interests	238.8	245.7	257.2	40.9

Total shareholders’ equity	4,258.8	5,209.4	3,603.0	571.9

Total liabilities and shareholders’ equity	6,779.6	7,586.6	7,958.6	1,263.1

Note:

1.	The balance of “other receivables due from related parties” as of December 31, 2011 mainly represented the outstanding RMB loans we lent to companies under common control by our parent company Shanda Interactive Entertainment Limited. The aggregate amount of these loans was RMB885.8 million (US$140.6 million), with interest rates ranging from 5.68% to 6.71%. The interest receivable related to these loans amounted to RMB30.0 million (US$4.8 million).

2.	The balance of “other payables due to related parties” as of December 31, 2011 mainly represented the outstanding US$ loans we obtained from companies under common control by our parent company Shanda Interactive Entertainment Limited. The aggregate amount of these loans was RMB108.4 million (US$17.2 million), with interest rates ranging from 0.60% to 1.37%. The interest payable related to these loans amounted to RMB0.7 million (US$0.1 million).

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	December 31,	September 30,	December 31,
	2010	2011	2011
	RMB	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	1,102.8	1,280.7	1,262.0	200.3
Other revenues	49.7	72.1	94.0	14.9

Total net revenues	1,152.5	1,352.8	1,356.0	215.2

Cost of revenues	(451.5)	(523.0)	(521.7)	(82.8)
Gross profit	701.0	829.8	834.3	132.4

Operating expenses:
Product development	(137.2)	(185.7)	(190.3)	(30.2)
Sales and marketing	(138.5)	(162.5)	(142.3)	(22.6)
General and administrative	(100.4)	(120.2)	(100.8)	(16.0)

Total operating expenses	(376.1)	(468.4)	(433.4)	(68.8)

Income from operations	324.9	361.4	400.9	63.6
Interest income	17.4	41.5	40.4	6.4
Government financial incentives	124.8	43.6	97.7	15.5
Other (expense) income, net	(6.5)	(2.2)	7.8	1.3

Income before income tax expenses, equity in affiliated companies, and minority interests	460.6	444.3	546.8	86.8
Income tax expenses	(87.2)	(94.2)	(226.3)	(35.9)
Equity in loss of affiliated companies	(3.5)	(2.9)	(5.5)	(0.9)

Net income	369.9	347.2	315.0	50.0
Less: Net income attributable to non-controlling interests	(3.3)	(4.6)	(10.7)	(1.7)

Net income attributable to ordinary shareholders	366.6	342.6	304.3	48.3

Earnings per ordinary share
Basic	0.65	0.60	0.54	0.09
Diluted	0.65	0.60	0.54	0.09
Earnings per ADS
Basic	1.30	1.20	1.08	0.17
Diluted	1.30	1.20	1.08	0.17
Weighted average ordinary shares outstanding
Basic	566,810,437	569,927,358	560,914,251	560,914,251
Diluted	566,810,437	570,040,780	560,958,127	560,958,127
Weighted average ADS outstanding
Basic	283,405,219	284,963,679	280,457,126	280,457,126
Diluted	283,405,219	285,020,390	280,479,064	280,479,064

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Gross profit	730.4	859.3	863.9	137.1
Intangible assets amortization arising from acquisition	(29.2)	(29.3)	(29.3)	(4.7)
Share-based compensation cost	(0.2)	(0.2)	(0.3)	—
GAAP Gross profit	701.0	829.8	834.3	132.4
Non-GAAP Operating income	390.3	433.1	443.0	70.3
Intangible assets amortization arising from acquisition	(39.8)	(41.3)	(41.3)	(6.6)
Share-based compensation cost	(25.6)	(30.4)	(0.8)	(0.1)
GAAP Operating income	324.9	361.4	400.9	63.6
Non-GAAP net income attributable to ordinary shareholders	422.2	403.5	335.5	53.3
Intangible assets amortization arising from acquisition	(39.8)	(41.3)	(41.3)	(6.6)
Share-based compensation cost	(25.6)	(30.4)	(0.8)	(0.1)
Income tax effect	9.8	10.1	10.1	1.6
Intangible assets amortization of non-controlling interests	—	0.7	0.8	0.1
GAAP net income attribute to ordinary shareholders	366.6	342.6	304.3	48.3
Non-GAAP diluted earnings per share	0.75	0.71	0.60	0.10
Non-GAAP expense per share	(0.10)	(0.11)	(0.06)	(0.01)

GAAP diluted earnings per share	0.65	0.60	0.54	0.09

Non-GAAP diluted earnings per ADS	1.50	1.42	1.20	0.19
Non-GAAP expense per ADS	(0.20)	(0.22)	(0.12)	(0.02)

GAAP diluted earnings per ADS	1.30	1.20	1.08	0.17

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(29.2)	(29.3)	(29.3)	(4.7)
Product development	(3.2)	(3.2)	(3.2)	(0.5)
Sales and marketing	(3.1)	(3.8)	(3.8)	(0.6)
General and administrative	(4.3)	(5.0)	(5.0)	(0.8)

Total	(39.8)	(41.3)	(41.3)	(6.6)

Supplemental disclosure of Share-based compensation cost included in:

Cost of revenues	(0.2)	(0.2)	(0.3)	—
Product development	(5.2)	(6.1)	(5.7)	(0.9)
Sales and marketing	(0.1)	(0.1)	—	—
General and administrative	(20.1)	(24.0)	5.2	0.8

Total	(25.6)	(30.4)	(0.8)	(0.1)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the twelve months period ended,
	December 31,	December 31,
	2010	2011
	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	4,318.9	4,975.5	789.6
Other revenues	185.8	306.4	48.7

Total net revenues	4,504.7	5,281.9	838.3

Cost of revenues	(1,837.2)	(2,056.0)	(326.3)
Gross profit	2,667.5	3,225.9	512.0

Operating expenses:
Product development	(465.8)	(694.3)	(110.2)
Sales and marketing	(501.8)	(610.2)	(96.9)
General and administrative	(367.0)	(447.4)	(71.0)

Total operating expenses	(1,334.6)	(1,751.9)	(278.1)

Income from operations	1,332.9	1,474.0	233.9
Interest income	61.7	135.4	21.5
Government financial incentives	232.3	185.0	29.4
Other expense, net	(16.5)	(13.1)	(2.1)

Income before income tax expenses, equity in affiliated companies, and minority interests	1,610.4	1,781.3	282.7
Income tax expenses	(300.3)	(485.3)	(77.0)
Equity in loss of affiliated companies	(5.4)	(10.0)	(1.6)

Net income	1,304.7	1,286.0	204.1
Less: Net income attributable to non-controlling interests	(15.9)	(21.1)	(3.4)

Net income attributable to ordinary shareholders	1,288.8	1,264.9	200.7

Earnings per ordinary share
Basic	2.26	2.23	0.35
Diluted	2.26	2.23	0.35
Earnings per ADS
Basic	4.52	4.46	0.70
Diluted	4.52	4.46	0.70
Weighted average ordinary shares outstanding
Basic	570,645,594	567,138,809	567,138,809
Diluted	570,795,057	567,178,693	567,178,693
Weighted average ADS outstanding
Basic	285,322,797	283,569,405	283,569,405
Diluted	285,397,529	283,589,347	283,589,347

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Gross profit	2,752.9	3,344.0	530.8
Intangible assets amortization arising from acquisition	(84.6)	(117.1)	(18.6)
Share-based compensation cost	(0.8)	(1.0)	(0.2)
GAAP Gross profit	2,667.5	3,225.9	512.0
Non-GAAP Operating income	1,552.2	1,728.9	274.3
Intangible assets amortization arising from acquisition	(113.4)	(163.9)	(26.0)
Share-based compensation cost	(105.9)	(91.0)	(14.4)
GAAP Operating income	1,332.9	1,474.0	233.9
Non-GAAP net income attributable to ordinary shareholders	1,479.7	1,476.8	234.3
Intangible assets amortization arising from acquisition	(113.4)	(163.9)	(26.0)
Share-based compensation cost	(105.9)	(91.0)	(14.4)
Income tax effect	28.4	39.8	6.3
Intangible assets amortization of non-controlling interests	—	3.2	0.5
GAAP net income attribute to ordinary shareholders	1,288.8	1,264.9	200.7
Non-GAAP diluted earnings per share	2.59	2.60	0.41
Non-GAAP expense per share	(0.33)	(0.37)	(0.06)

GAAP diluted earnings per share	2.26	2.23	0.35

Non-GAAP diluted earnings per ADS	5.18	5.20	0.82
Non-GAAP expense per ADS	(0.66)	(0.74)	(0.12)

GAAP diluted earnings per ADS	4.52	4.46	0.70

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(84.6)	(117.1)	(18.6)
Product development	(6.9)	(12.7)	(2.0)
Sales and marketing	(8.7)	(14.3)	(2.3)
General and administrative	(13.2)	(19.8)	(3.1)

Total	(113.4)	(163.9)	(26.0)

Supplemental disclosure of Share-based compensation cost included in:

Cost of revenues	(0.8)	(1.0)	(0.2)
Product development	(29.8)	(24.1)	(3.8)
Sales and marketing	(0.3)	(0.2)	—
General and administrative	(75.0)	(65.7)	(10.4)

Total	(105.9)	(91.0)	(14.4)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)
	For the twelve months period ended,
		December 31,
	December 31, 2010	2011
RMB		RMB	US$
Cash flows from operating activities:
Net income	1,304.7	1,286.0	204.1
Adjustments for:
Share-based compensation expenses	105.9	91.0	14.4
Depreciation and amortization	303.6	352.8	56.0
Others	32.2	26.5	4.2
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(20.3)	(293.9)	(46.6)
Others	19.2	(65.7)	(10.4)

Net cash provided by operating activities	1,745.3	1,396.7	221.7

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(86.0)	(161.5)	(25.6)
Acquisition (net of cash acquired) and equity investment	(1,011.5)	(9.9)	(1.6)
Others	(852.7)	(848.8)	(134.7)

Net cash used in investing activities	(1,950.2)	(1,020.2)	(161.9)

Cash flows from financing activities:
Repurchase of common stock	(255.9)	(186.3)	(29.6)
Others	235.3	99.6	15.8

Net cash used in financing activities	(20.6)	(86.7)	(13.8)

Effect of exchange rate changes on cash	(1.9)	(26.1)	(4.2)

Net increase in cash and cash equivalents	(227.4)	263.7	41.8
Cash and cash equivalents, beginning of period	1,799.2	1,571.8	249.5

Cash and cash equivalents, end of period	1,571.8	1,835.5	291.3